Exhibit 2

FOR IMMEDIATE RELEASE	13 July 2012

WPP PLC (“WPP”)

Directors’ Interests

WPP was notified on 13 July 2012 that Sir Martin Sorrell, an executive director of the Company, acquired 95,468 ordinary shares through the Scrip Dividend election on certain of his WPP ordinary share holdings. At today’s date, Sir Martin Sorrell and his family interests are interested in or have rights in 18,005,675 shares (inclusive of the shares he is entitled to receive pursuant to the awards granted under the Leadership Equity Acquisition Plan in 2004, 2005 and the UK part of the 2006 award and the 2007 award, receipt of which has been deferred), representing 1.426% of the issued share capital of WPP plc. The JMMRJ Sorrell Foundation holds 805,936 WPP shares, representing 0.0638% of WPP’s issued share capital.

WPP was notified on 12 July 2012 that Mr Mark Read, an executive director of the Company, acquired 2,353 ordinary shares through the Scrip Dividend election on his full shareholding. At today’s date, Mr Read’s beneficial holding is 107,084 shares, representing 0.0085% of WPP’s issued share capital.

The Scrip conversion price on the 2011 2nd Interim Dividend was £7.626.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204

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